January 25, 2012

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated January 20, 2012
Brasil Telecom S.A.
Registration Statement on Form F-4
Amended on January 18, 2012
File No. 333-176617

Dear Mr. Spirgel:

By letter dated January 20, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the registration statement on Form F-4 amended on January 18, 2012 (the “Amended Form F-4”) by Brasil Telecom S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to Amendment No. 2 to Form F-4 of the Company filed on January 25, 2012.

Approval of the Merger, page 82

1.	We note your response to comment three from our letter dated January 11, 2012. Please revise your disclosure to clarify that adherence to CVM Guideline 35 is not mandatory, but provides a strong defense against claims made in Brazilian administrative and judicial forums that the Boards of the Company and TNL have breached their fiduciary duties in approving the terms of the merger. Please also revise your disclosure to clarify that CVM Guideline 35 provides, that as an alternative to the creation of a special independent committee, Brazilian public companies may condition the implementation of merger transactions on the approval of the transaction by a majority of the non-controlling shareholders, including shareholders that hold non-voting shares. However, the Company and TNL determined to create independent special committees instead.

In response to the Staff’s comment, the Company has revised the third paragraph under the caption “Approval of the Merger” on page 82 to clarify that adherence to CVM Guideline 35 is not mandatory, but provides a strong defense against claims made in Brazilian administrative and judicial forums that the Boards of the Company and TNL have breached their fiduciary duties in approving the terms of the merger.

In addition, the Company has revised the third paragraph under the caption “Approval of the Merger” on page 82 to clarify that that CVM Guideline 35 provides, that as an alternative to the creation of a special independent committee, Brazilian public companies may condition the implementation of merger transactions on the approval of the transaction by a majority of the non-controlling shareholders, including shareholders that hold non-voting shares. However, the Company and TNL determined to create independent special committees instead.

Independent Special Committee of TNL, page 84

2.	We note your response to comment four from our letter dated January 11, 2012. Please revise the last paragraph of this section to disclose that Brazilian Corporation Law does not allow for the delegation to the independent special committee of the power to decide on the exchange ratio; however, the defense available based on adherence to CVM Guideline 35 is only available if the TNL Board adopted the recommendation of the independent special committee without suggesting or recommending a proposed exchange ratio.

In response to the Staff’s comment, the Company has revised the last paragraph under the caption “Independent Special Committee of TNL” on page 88 and 89 to disclose that Brazilian Corporation Law does not allow for the delegation to the independent special committee of the power to ultimately decide on the exchange ratio and that the boards of directors of TNL and the Company retain the ultimate responsibility for determining the exchange ratios in compliance with the fiduciary duties of the members of the boards of directors. The Company has also clarified that although CVM Guideline 35 does not expressly prohibit the boards of directors of TNL and the Company from making suggestions or recommendations to the independent special committees regarding the exchange ratios for the merger or the appropriate valuation methodologies used to arrive at the exchange ratios, the boards of directors of TNL and the Company believed that they were constrained from making such suggestions or recommendations because they believed that doing so could impair the actual or perceived independence of the independent special committees.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Cristiano Grangeiro of the Company at +55 21 3131-1629, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Office
Brasil Telecom S.A.

cc:	Paul Fischer, Attorney-Advisor
Securities and Exchange Commission